Public Amend JG

16002249

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 44735

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pension Service Associates Securities JG

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5160 Van Nuys Blvd

(No. and Street)

Sherman Oaks	CA	91403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Gilbert (310) 513-5233

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M&K CPAS, PLLC

(Name – *if individual, state last, first, middle name*)

4100 N. Sam Houston Parkway,	Houston	Texas	77086
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

arb

OATH OR AFFIRMATION

I, James A. Gilbert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pension Service Associates Securities Corp, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kingdom of Thailand
Bangkok Metropolis
Embassy of the United States of America } SS

Subscribed and sworn before me 18 APR 2016

Signature

President

Title

Notary Public

Indefinite

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pension Service Associates Securities

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2015

Contents

M&K CPAS PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Pension Service Associates Securities

We have audited the accompanying financial statements of Pension Service Associates Securities, which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in owner's equity, statement of cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Pension Service Associates Securities' management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Pension Service Associates Securities as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has limited cash on hand and limited revenues from trailing fees only, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The supplementary information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Pension Service Associates Securities' financial statements. The supplemental information is the responsibility of Pension Service Associates Securities' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

M&K CPAS, PLLC

M&K CPAS, PLLC

Houston, Texas

March 26, 2016

4100 N. Sam Houston Pkwy W Suite 200B Houston, TX 77086 Main: 832-242-9950 Fax: 832-242-9956 www.mkacpas.com

Pension Service Associates Securities

Statement of Financial Condition

December 31, 2015

Current Assets	
Cash	**$ 8,833**
Total Current Assets	**8,833**
Liabilities and Owner's Equity	
Current Liabilities	
Accrued Expenses-related party	**$ 500**
Total Current Liabilities	**500**
Owner's Equity	
Owner's Equity	**8,333**
Total liabilities and owner's equity	**$ 8,833**

The accompanying notes are an integral part of these financial statements

Pension Service Associates Securities

Statement of Income

For the Year Ended December 31, 2015

Income	
Commission income	$ 12,132
Total Income	12,132
Expenses	
Management & Marketing Fees	10,652
Total Expenses	10,652
Net Income	$ 1,480

The accompanying notes are an integral part of these financial statements

Pension Service Associates Securities

Statement of Changes in Owner's Equity

For the Year Ended December 31, 2015

Balance, December 31, 2014	**$ 6,853**
Net Income	**1,480**
Balance, December 31, 2015	**$ 8,333**

The accompanying notes are an integral part of these financial statements

Pension Service Associates Securities

Statement of Cash Flows

For the Year Ended December 31, 2015

Cash flows from operating activities:	
Net Income	$ 1,480
Adjustments to reconcile net income to net	
cash provided by operating activities	
(Increase) decrease in assets:	
Other Assets	-
Increase (decrease) in liabilities:	
Accrued expenses-related party	-
Net cash provided by operating activities	1,480
Cash flow from investing activities:	
Net cash provided by (used in) investing activities	-
Cash flow from financing activities:	
Net cash provided by (used in) financing activities	-
Net increase in cash	1,480
Cash at beginning of year	7,353
Cash at end of year	$ 8,833

Supplemental Cash Flow Information	
Cash paid for interest	-
Cash paid for income tax	-

The accompanying notes are an integral part of these financial statements

Pension Service Associates Securities

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2015

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors as of December 31, 2015 :

No statement is required as no subordinated liabilities existed at any time during the year.

The accompanying notes are an integral part of these financial statements

Note 1 – Organization and Nature of Business

Pension Service Associates Securities (the " Company") is an unincorporated proprietorship located in Sherman Oaks, California. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company's only source of income currently is from mutual fund trailers. Additionally, the Company has limited funds available to cover future operating costs. The Company's ability to generate sufficient cash flows to meet its obligations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer: Mutual fund retailer.

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (1), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Operations - The financial statements include only those assets and liabilities of the proprietor that relate to his broker-dealer operations.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue – Revenue consists of commissions from the sale of mutual funds.

Income Taxes – The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the State of California imposes a 1.5% state franchise tax on the corporation's taxable income. As such, no income taxes have been recognized for the year ended December 31, 2014.The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2010 to the present, generally for three years after they are filed.

Cash and cash equivalents – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. As of December 31, 2014, there were no cash equivalents.

Securities owned

Securities owned by a broker-dealer are subject to specialized industry guidance as prescribed bed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guide, Brokers and Dealers in Securities. Securities held by broker-dealers are accounted for at fair value with realized and unrealized gains and losses included in earnings. As of December 31, 2014, there were no securities owned by the Company.

Credit risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Recently Issued Accounting Pronouncements

In September, 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805) ("ASU 2015-16"). Topic 805 requires that an acquirer retrospectively adjust provisional amounts recognized in a business combination, during the measurement period. To simplify the accounting for adjustments made to provisional amounts, the amendments in the Update require that the acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer is required to also record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. In addition an entity is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. ASU 2015-16 is effective for fiscal years beginning December 15, 2015. The adoption of ASU 2015-016 is not expected to have a material effect on the Company's consolidated financial statements.

In August, 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date ("ASU 2015-14"). The amendment in this ASU defers the effective date of ASU No. 2014-09 for all entities for one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 31, 2016, including interim reporting periods with that reporting period.

In April 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-03, Interest–Imputation of Interest (Subtopic 835-30) ("ASU 2015-03"), which changes the presentation of debt issuance costs in financial statements. ASU 2015-03 requires an entity to present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. It is effective for annual reporting periods beginning after December 15, 2016. Early adoption is permitted. The new guidance will be applied retrospectively to each prior period presented. The Company is currently in the process of evaluating the impact of adoption of ASU 2015-03 on its balance sheets.

In June 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-12, Compensation – Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period.

The new guidance requires that share-based compensation that require a specific performance target to be achieved in order for employees to become eligible to vest in the awards and that could be achieved after an employee completes the requisite service period be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation costs should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. This new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2015. Early adoption is permitted. Entities may apply the amendments in this Update either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. The adoption of ASU 2014-12 is not expected to have a material impact on our financial position or results of operations.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

Fair Value Measurements on a Recurring Basis

As of December 31, 2015

	Level 1	Level 2	Level 3	Total
December 31, 2015	–	–	–	–

Note 4 – Related Party

The Company is a related company to Pension Service Associates (PSA), a corporation. PSA is a pension consultant and administrator. PSA's clients may elect to have the Company be the broker of record. The Company will then invest the client's money from a group of approved mutual funds selected by the client. PSA pays substantially all of the Company's expenses, for which it receives a fee equivalent to 88% in 2015 of the Company's revenue. During the year ended December 31, 2015 all Management and Marketing Fees of $10,652 were paid to Pension Service Associates. Related parties account receivable was forgiven during the year in the amount of $0.

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of 8,333 which was 3,333 in excess of its required net capital of $5,000. The Company's net capital ratio was .06 to 1

Note 6 – Income Taxes

The Company is a sole proprietorship for income tax purposes and, accordingly, income or loss of the Company is that of the proprietor. Therefore, no provision or liability for Federal or State Income Taxes is included in these financial statements.

Note 7 – Exemption from the SEC Rule 15c3-3 Rule 15c3-3(k) (1) provides an exemption from the SEC's so-called "customer protection rule" for firms that conduct business on a fully disclosed basis and do not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Note 8 – Going Concern

Going Concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has limited cash on hand and limited revenues from trailing fees only. These and other factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Note 9 - Contingencies

The Company is subject to the normal business risks inherent to broker-dealers i n the securities industry. Commission revenue may be unfavorably impacted by changes in financial markets, loss or changes in dealer relationships, loss of access to traditional markets, and product suitability risks attributable to agent and customer relationships. As of December 31, 2015 , no claims had been asserted against the Company.

Note 10 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2015 because they are excluded from membership.

Note 11 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2015 through the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Pension Service Associates Securities

Schedule I - Computation of Net Capital Pursuant to

Rule 15c3-1

December 31, 2015

Computation of Net Capital	
Total ownership equity (from Statement of Financial Condition)	8,333
Non allowable assets:	
Commissions receivable - net of payable	-
Loan receivable - owner	-
Net Capital	8,333
Computation of Net Capital Requirements	
Minimum net capital indebtedness	
6.67 % of net aggregate indebtedness	33
Minimum dollar net capital required	5,000
Net Capital required (greater of above amounts)	5,000
Excess Capital	3,333
Excess net capital at 45% (net capital less 10% of aggregate indebtedness)	3,283
Computation of Aggregate Indebtedness	
Total liabilities (from Statement of Financial Condition)	500
Ratio of indebtedness to net capital	.06 to 1

Reconciliation

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	8,333
Variance: Rounding	-
Net Capital Per Audit	8,333

The accompanying notes are an integral part of these financial statements

Pension Service Associates Securities

Schedule II – Computation for Determination of Reserve

Requirements Pursuant to Rule 15c3-3

As of December 31, 2015

A computation of reserve requirement is not applicable to Pension Service Associates Securities as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

Pension Service Associates Securities

Schedule III – Information Relating to Possession or Control

Requirements under Rule 15c3-3

As of December 31, 2015

Information relating to possession or control requirements is not applicable to Pension Service Associates Securities as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Pension Service Associates Securities

We have reviewed management's statements, included in the accompanying Schedule II, in which (1) Pension Service Associates Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which Pension Service Associates Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) Pension Service Associates Securities stated that Pension Service Associates Securities met the identified exemption provisions throughout the most recent fiscal year without exception. Pension Service Associates Securities' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pension Service Associates Securities' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

M&K CPAS, PLLC

M&K CPAS, PLLC

Houston, Texas

March 26, 2016

4100 N. Sam Houston Pkwy W Suite 200B Houston, TX 77086 Main: 832-242-9950 Fax: 832-242-9956 www.mkacpas.com

PENSION SERVICE ASSOCIATES SECURITIES
4570 Van Nuys Blvd Suite 550
Sherman Oaks, CA 91403

April 13, 2016

Pension Service Associates Securities (the "Company") is a registered FINRA broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1).
(2) The Company met the identified provisions in 17 C.F.R. §240.15c3-3 (k)(1) throughout the most recent fiscal year without exception.

Pension Service Associates Securities

I, James A. Gilbert, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

James A. Gilbert, President